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                                                                  FORETHOUGHT(R)

                       FORETHOUGHT LIFE INSURANCE COMPANY
                              [300 N. Meridian St.
                                   Suite 1800
                            Indianapolis, IN 46204]

                 MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT RIDER

This rider is issued as part of the Contract to which it is attached, and is effective on the Rider Effective Date it is issued to You. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the Contract.

This rider provides a Guaranteed Minimum Death Benefit (DB) that replaces the standard death benefit provided in the Contract. The determination of the DB and how it can change is described in this rider.

DEFINITIONS

Initial capitalized terms used that are not defined in this rider shall have the same meaning as those in Your Contract.

EXCESS WITHDRAWAL -- An amount determined on a Contract Year basis as described in the Guaranteed Lifetime Withdrawal Benefit rider, if such a rider is elected and made part of the Contract. If no such Rider is elected, any withdrawal is an Excess Withdrawal.

MAXIMUM ANNIVERSARY VALUE -- The highest attained anniversary value prior to the earlier of the date of death or the oldest Owners', or in the case of a non-natural owner the Annuitant's, [81st] birthday determined as follows: We calculate an anniversary value for every applicable Contract Anniversary. At the time of each Contract Anniversary, the anniversary value is equal to the Contract Value. Any time after a given Contract Anniversary, the anniversary value is restated to be equal to the Contract Value as of the Contract Anniversary, increased by the dollar amount of any Premium Payments received, and modified by adjustments for Partial Withdrawals since such Contract Anniversary.

PREMIUM PAYMENT -- The total amount of the initial and subsequent Premium Payments deposited into the Sub-Account(s) and Fixed Accounts, if applicable. Our approval is required for any subsequent Premium Payment received after the [1st] Contract Anniversary following the Rider Effective Date.

RIDER EFFECTIVE DATE -- The later of the Contract Issue Date or the date that this rider becomes part of Your Contract.

The following replaces the "DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE" section of Your Contract:

1.   If this rider is effective on the Issue Date:

The DB before the Annuity Commencement Date and upon Our receipt of Due Proof of Death of the Owner is equal to the greater of the amounts determined in a) or b) or c) below:

       a)  Premium Payments adjusted for Partial Withdrawals; or

       b) Maximum Anniversary Value adjusted for Subsequent Premium Payments and Partial Withdrawals; or

       c)  The Contract Value.

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2.   If this rider is effective after the Issue Date:

The DB before the Annuity Commencement Date and upon Our receipt of Due Proof of Death of the Owner is equal to the greatest of the amounts determined in a) or
b) or c) below:

       a) Contract Value on the Rider Effective Date plus subsequent Premium Payments received after the rider effective date adjusted for Partial Withdrawals; or

       b) Maximum Anniversary Value occurring after the effective date of the rider; or

       c)  The Contract Value.

PARTIAL WITHDRAWALS

For Partial Withdrawals which are not Excess Withdrawals, Your Maximum Anniversary Value and Premium Payments will be reduced dollar for dollar. Excess Withdrawals will reduce Your Maximum Anniversary Value and Premium Payments adjusted for Partial Withdrawals by multiplying Your Maximum Anniversary Value and Premium Payments adjusted for Partial Withdrawals by the following Factor:

Factor = (A/B) where:

       A   =   The Contract Value immediately after the Excess Withdrawal; and

       B   =   Contract Value (less any Withdrawal that is not an Excess
               Withdrawal) immediately prior to the Excess Withdrawal.

LIMITATIONS ON THE DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

The Death Benefit before the Annuity Commencement Date under this rider is limited. The death benefit cannot exceed the Contract Value, at the time We receive due proof of death, plus [$1 million].

SPOUSAL CONTINUATION

This rider terminates upon the death of the Owner. If the spouse continues the Contract under the "Spouse Beneficiary" provision of the Contract, if eligible, We will increase the Contract Value to the DB value as of the Valuation Day We receive Due Proof of Death according to the future contribution allocation then in effect. The surviving spouse becomes the new Owner on the effective Valuation Day of the Spousal Continuation. This right may be exercised only once during the term of the Contract. The surviving spouse may re-elect this rider, subject to the election rules that are then in effect.

OWNERSHIP CHANGE

Any ownership change will result in the termination of this rider, except if after such ownership change the original Owner continues to be the beneficial owner. The Rider Charge will be assessed on the termination date, and will no longer be assessed thereafter.

INVESTMENT RESTRICTIONS

You must continuously comply with the following investment restrictions (Investment Restrictions) in order to receive rider benefits.

1. Unless We agree otherwise, You must invest, reinvest and rebalance Your Contract Value (including future investments) within an approved asset allocation model(s), investment program(s), Sub-Account(s), and other investment program(s) approved and designated by Us that correspond with the rider version chosen on the Rider Effective Date, as the same may be amended, replaced or substituted from time to time by Us in our sole discretion.

2. We reserve the right to add, replace or substitute approved asset allocation model(s), investment program(s), Sub-Account(s), and other investment program(s). We reserve the right to remove, close or restrict any approved asset allocation model(s), investment program(s), Sub-Account(s), or investment program(s) to new or subsequent investments.

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3.   Any failure or refusal to promptly invest, maintain, reallocate and/or reinvest Your Contract Value within an approved asset allocation model(s), investment program(s), Sub-Account(s), and other investment program(s), as the same may be amended, replaced or substituted from time to time, shall be deemed to be a violation of these Investment Restrictions unless waived by Us in our sole discretion. For the purposes of the foregoing, "promptly" shall mean [5] business days after posting notice of a directive to invest, maintain, reallocate and/or Contract Value as aforesaid.

4. Any and all Sub-Account transfers required to ensure Your compliance with these Investment Restrictions shall not be used in determining the number of permissible transfers allowed during that Contract Year.

5. If You violate any of the terms of these Investment Restrictions, including a refusal to reallocate Your investments as set forth above will result in a termination of this rider, We will assess a pro-rated share of the Rider Charge and will no longer assess a Rider Charge thereafter.

6. By electing the rider, You hereby irrevocably agree and consent to Our sharing with Our affiliates and designees personal data regarding Your elections hereunder, including, but not limited to, Your Contract Value, asset allocation model, investment program, Partial Withdrawals, and lapsation data. You direct Us to share any such data to the extent that We believe necessary or desirable for Us to do so in order for Us or an affiliate or designee of Ours to properly to manage any of our guarantee obligations or any Sub-Account available hereunder.

REVOCATION/TERMINATION OF THE DEATH BENEFIT

You may only revoke this rider if: (i) The Company sponsors a conversion program on a non-discriminatory basis and you elect to participate in that program; or
(ii) on or after the [1st] anniversary of the Rider Effective Date, provided that the Rider Charge at the time of revocation is greater than the Rider Charge on the Rider Effective Date. If you revoke this rider, it cannot be re-elected by you and you cannot elect any other optional Death Benefit.

We may terminate this rider as provided under the following provisions of this rider: Spousal Continuation; Ownership Change; and Investment Restrictions. If We terminate this rider, it cannot be re-elected by You and you cannot elect any other optional Death Benefit, unless We sponsor a conversion program.

The benefits under this rider cannot be directly or indirectly assigned, collateralized, pledged or securitized in any way. Any such actions will terminate this rider.

On the date this rider is terminated, a prorated share of the Rider Charge will be assessed, and will no longer be assessed thereafter.

POST ISSUE ELECTION

If the rider effective date is after the Contract Issue Date, the period between the Rider Effective Date and Your next Contract Anniversary will constitute a Contract Year. If the Rider Effective Date is after the Contract Issue Date, all benefits under this rider will be calculated as of the Rider Effective Date and any prior values will be disregarded.

We reserve the right to make this benefit available through a company sponsored conversion program.

RIDER CHARGE

The Rider Charge may increase or decrease each Contract Anniversary beginning with the first Contract Anniversary subject to a maximum Rider Charge of [1.50%]. The Rider Charge will be assessed on each Quarterly Contract Anniversary based on the greater of (a) Premium Payments adjusted for Partial Withdrawals or (b) Maximum Anniversary Value as described in this rider. The Rider Charge will be deducted on each Quarterly Contract Anniversary on a prorated basis from the Sub-Account(s).

If the Rider Effective Date is after the Issue Date, the period between the rider effective date and the next Contract Anniversary will constitute the first Contract Year. The first Rider Charge will be prorated based on the number of days between the rider effective date and the next Quarterly Contract Anniversary.

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If this rider is revoked or terminated on any date other than a Quarterly
Contract Anniversary, We will deduct a prorated portion of the Rider Charge from Your Contract Value from the amount otherwise payable as stated in the Revocation/Termination section of this rider. The prorated portion of the Rider Charge is equal to the annual Rider Charge percentage multiplied by the Maximum Anniversary Value prior to the revocation or termination, multiplied by the number of days since the last Quarterly Contract Anniversary, divided by 365, divided by 4.

The Rider Charge will no longer be assessed upon attainment of the Annuity Commencement Date or after the Valuation Day the rider is no longer effective. No Rider Charge will be assessed upon the death of an Owner or Annuitant.

SIGNED FOR FORETHOUGHT LIFE INSURANCE COMPANY

    /s/ Mary L. Cavanaugh                /s/ John A. Graf
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    Secretary                            President